SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PERSPECTIVES FOR 2008

(Rio de Janeiro, December 19, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that it forecasts total investments of approximately R$ 55 billion in the first year of its five-year Business Plan for 2008–2012, of which 87.6% are to be allocated to operations in Brazil and 12.4% to overseas investments.

FORECAST FOR INVESTMENTS BY BUSINESS AREA IN 2008

BUSINESS AREA	INVESTMENTS (Reais Millions)
Exploration and Production	25,902
Downstream	14,312
Gas and Energy	5,636
Distribution	781
International	6,828
Corporate	1,406
TOTAL	54,865

Below are details by business segment of some of the initiatives to be developed by Petrobras during the fiscal year 2008 as part of the major investments forecasted in the Business Plan for the next five years.

EXPLORATION AND PRODUCTION

With the unveiling of operations at five more platforms in 2007, Petrobras has underscored its goal of maintaining growth in production at sustainable levels, all the platforms helping to boost production and expected to reach maximum capacity by the end of 2008. The five are FPSO Cidade do Rio de Janeiro in the Espadarte field, FPSO Piranema in the Piranema field, FPSO Cidade de Vitória in the Golfinho field and P-52 in the Roncador field as well as P-54, also in the Roncador field.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

The following platforms are scheduled to go into production next year in the Campos Basin: platforms P-51, with a capacity of 180 thousand barrels of oil and 6 million m³ of gas/day in the Marlim Sul field; P-53 with a capacity of 180 thousand barrels of oil and 6 million m³ of gas/day in the Marlim Leste field; FPSO Cidade de Niterói, 100 thousand barrels of oil and 3.5 million m³ of gas/day, also in the Marlim Leste field; and FPSO Cidade de Rio das Ostras, a test production platform with a capacity of 15 thousand barrels daily of heavy oil (14 API) in the Badejo field. In the Espírito Santo Basin, the FPSO Cidade de São Mateus is scheduled to come on stream with a capacity of 25 thousand barrels of oil and 10 million m³ of gas/day in the Camarupim field.

Next year, the Petrobras Group’s Business Plan envisages daily output from domestic fields of 2.36 million barrels of oil equivalent (boe) of oil and natural gas. Out of a total investment of R$ 25.9 billion in the E&P area in Brazil, R$ 2.2 billion will be allocated to the construction of platforms. Among these, of significant importance in the Campos Basin are P-51 (Marlim Sul), P-53 (Marlim Leste), FPSO Frade (Frade field), FPSO Conchas (Ostra, Argonauta and Abalone fields), P-56 (Marlim Sul) and P-57 (Jubarte). The latter two are at the tender bid stage. The fixed PMXL-1 platform will be built for operations in the Mexilhão field – Santos Basin.

As a result of the Company’s intense exploratory work and the evaluation of more recent finds, domestic proved reserves, which totaled 13 billion 753 million barrels in 2006 (SPE criterion), should continue to record increasing growth - now to be supplemented by the recent discoveries in the Tupi area of the Santos Basin. In the various sedimentary basins in Brazil, in 2008 Petrobras will have a portfolio of 343 exploratory Blocks incorporated in 151 contracts awarded by the ANP (National Petroleum, Natural Gas and Biofuel Agency) for carrying out studies and oil and natural gas prospecting activities. This excludes 27 blocks auctioned off in the 9th bidding round held in November 2007 and others which will certainly be acquired in the auction scheduled for the first half of 2008 (BID 8).

DOWNSTREAM

In the refining segment, work on the new Duque de Caxias Retarded Coking Plant - REDUC (RJ) and the Propane Separation Plant at the Henrique Lage Refinery – REVAP (SP) is to be concluded in 2008. Construction and assembly is to continue for improving the quality of gasoline and diesel and the adjustment of the refining profile for increasing the share of domestic throughput at various refineries. During the year the conceptual project for modernizing the Isaac Sabbá Refinery – REMAN in Manaus is scheduled for completion, and a start made on the basic project.

Construction and assembly of the Naphthenic Lubricants Unit at Lubrificantes e Derivados de Petróleo do Nordeste – LUBNOR will begin. This investment will reduce Brazil’s dependence on imported lubricants and will allow Petrobras to increase its market share in basic naphthenic and insulating oils.

The Company has instituted the Anticipated Gas Production Plan - PLANGAS for increasing the share of domestic natural gas used to meet the requirements of the South and the Southeast of the country and reducing dependence on imported gas. The Plan encompasses an extensive portfolio of projects including new installations at the Duque de Caxias Refinery – REDUC (RJ) and the Presidente Bernardes Refinery – RPBC (SP). During the year, work on construction and assembly of the new installations will be concluded.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Construction activities involving the Abreu e Lima Refinery in the state of Pernambuco will enter the preparatory phase of the executive project followed by the beginning of civil construction work. Conceptual projects will be prepared for building the Premium Refinery with a processing capacity of 500 thousand barrels of oil per day, this refinery to be the largest in Brazil.

Petrobras has already tested the HBIO technology, a new process which allows vegetable oil to be blended with refinery diesel throughput, thus producing an oil of high quality and purity. The technology is being implemented at the Gabriel Passos Refinery – REGAP (MG), the Presidente Getúlio Vargas Refinery – REPAR (PR) and the Paulínia Refinery – REPLAN (SP). There are plans to convert the Henrique Lage – REVAP (SP), Presidente Bernardes – RPBC (SP) and the Duque de Caxias – REDUC (RJ) refineries for the processing of vegetable oil during the course of the year.
In the pipeline transportation segment, R$ 2.1 billion is to be invested, the larger part in the construction, expansion and modernizing of the pipeline network. Among the projects, of particular importance is the São Paulo Pipeline Master Plan, the construction of LPG terminals and new lines in Barra do Riacho / ES and Guanabara Bay and envisaged in PLANGÁS. Investments also include the São Paulo Oil Adjustment Supply Program – PASP, the construction of the Pecém Terminal (CE), the Refinery Tank Farm Adjustment Program, improvements at the São Sebastião terminal (northern São Paulo state seaboard), expansion in oil and oil products off-take capacity in the South and the Southeast, the expansion of alcohol off-take capacity between the Paulínia Refinery (SP) and the Ilha D’água Terminal (RJ), the beginning of the conceptual project for the alcohol export corridor as well as investments in industrial and environmental safety.

In the Maritime Transportation segment, almost all the allocated resources will be invested in fleet modernization and expansion, this amounting to R$ 572 million in 2008.

Investments in petrochemicals contemplate the start-up of the polypropylene plant of Petroquímica Paulínia S.A. – PPSA (SP), a joint venture between Petroquisa and Braskem with an installed capacity of 300,000 t/year.

The Company will all also conclude all the stages of the Basic Project, environmental licensing and the joint ventures prior to construction of the Rio de Janeiro Petrochemical Complex – COMPERJ, for the production of basic petrochemicals and petrochemical products from heavy oils. The Complex is to be sited in an area of 45 million m2 in Itaboraí and São Gonçalo, state of Rio de Janeiro.

During the year, it is expected that the preliminary license and earth moving installation license will be granted, thus marking the beginning of earth moving activities at the COMPERJ site. The basic projects for the Basic Petrochemical Unit (UPB) will also be concluded and work on the projects with respect to the pre-detailing of this unit begun. The Associated Petrochemical Unit’s (UPA) basic projects will also be initiated (UPA) and the processes involving the acquisition of the principal equipment for the industrial plant at COMPERJ begun. Similarly, the São Gonçalo Integration Center will be unveiled during 2008.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Work on the installation of the Terephthalic Acid Unit at the Petroquimica SUAPE in the state of Pernambuco will proceed for the production of PET bottles and polyester textile filaments, resulting in the development of a textile hub in the Northeast with a potential capacity to create 250,000 jobs. Construction of Companhia Têxtil de Pernambuco – CITEPE, a joint venture between Petroquisa and Citene for producing polyester fiber for the textile sector will also proceed apace.

The petrochemicals portfolio further includes the installation of Companhia de Coque Calcinado de Petróleo – COQUEPAR – to process green coke produced at the Rio de Janeiro and Paraná refineries.

Two important initiatives in 2007 will stimulate Petrobras’ growth in 1st and 2nd generation petrochemicals in 2008: the merger of Ipiranga Petroquímica’s petrochemical plants with the petrochemical assets of BRASKEM within the ambit of the Companhia Petroquímica do Sul - COPESUL (RS) complex and the creation of the Southeast Petrochemical Complex - CPS, similarly the result of the incorporation of Suzano Petroquímica with UNIPAR in the southeast region. In both projects, Petrobras will have a minority shareholding, albeit with an effective share in the management.

The leading projects in the petrochemicals area involve investments of about US$ 4.3 billion in the 2008–2012 period. These investments contribute to Petrobras’ strategic positioning of expanding its operations in petrochemicals on an integrated basis with the remaining businesses of the Petrobras Group.

GAS AND ENERGY

The Company’s Business Plan provides for investments of R$ 5.6 billion in the G&E area in 2008. Of this total, R$ 3.7 billion will be used in gas pipeline projects, R$ 700 million in thermoelectric projects, R$ 500 million in LNG regasification projects, R$ 500 million in the development of projects involving renewable energy sources, about R$ 100 million in research and development and R$ 100 million in other activities in the segment.

A further 1,000 km of gas pipelines will be incorporated into the existing network bringing the Company’s total lines up to approximately 7,500 km. This in turn will increase transportation capacity by about 10 million m3 / day, bolstering the supply capacity throughout the country to more than 70 million m3 / day. The Urucu-Manaus pipeline in the state of Amazonas is included in this total.

Principal events in the G&E area for 2008:

Gas Pipelines

- Construction and assembly of the Cacimbas (ES) – Catu (BA) section - an integral part of GASENE, with a length of 946 km and a maximum capacity of 20 million m3 / day. The line will interconnect the Southeast and Northeast Networks, introducing a greater degree of flexibility in the supply of gas to the Northeast of Brazil.
- Construction and assembly of the Gasduc III gas pipeline, 182 km long, for the off-take of the entire production of the Campos and Espírito Santo basins, to be enhanced following the implementation of PLANGÁS – Anticipated Gas Production Plan for the Southeast Network.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

- Unveiling of commercial operations of the Cabiúnas (RJ) – Vitória (ES) gas pipeline, 302 km long with a capacity of up to 20 million de m3 / day of natural gas and enabling part of the natural gas production from the Espírito Santo Basin to be integrated with the Southeast network.
- Conclusion of the 255 km Taubaté (SP) – Japeri (RJ) section, the final stage in the completion of the Campinas-Rio gas pipeline with a total length of 453 km and a maximum capacity of 8.5 million m3 / day.
- Conclusion of the Catu (BA) – Itaporanga (SE) section, 197 km long, an integral part of the Northeast Network, which will expand gas off-take capacity from the state of Bahia to the states of Sergipe, Alagoas and Pernambuco.
- Construction and assembly of the Japeri (RJ) – Reduc (RJ) gas pipeline, with a total length of 40 km and capacity of up to 8.5 million m3 / day. This connection will increase the flexibility of the Southeast Network, integrating the supply of natural gas from Bolivia and the Santos, Campos and Espírito Santo basins.
- Construction and assembly of the Paulínia (SP) – Jacutinga (SP) gas pipeline with a total length of 90 km and capacity of about 2 million m3 / day.
- Construction and assembly of the 661 km long Urucu – Coari – Manaus (AM) gas pipeline with a contracted capacity of 5.5 million m3 / day. The line will be instrumental in harnessing gas produced in the Urucu (AM) hydrocarbons province, this gas currently being reinjected after being produced together with the oil.
- Unveiling of commercial operations of the Açu - Serra do Mel (RN) gas pipeline, 31 km long, that will supply natural gas to the Jesus Soares Pereira Thermoelectric Power Plant.

Liquefied Natural Gas (LNG)

- Start of operations at the Pecém (CE) and Guanabara Bay (RJ) Liquefied Regasification Terminals with a processing capacity of 7 million and 20 million m3 / day, respectively.
- Arrival of the LNG tanker, Golar Spirit, in the first half of 2008.

Natural Gas Commercialization

- Negotiation of natural gas contract models between Petrobras and provincial state-owned distributing companies, with clauses which allow for the temporary interruption of previously agreed volumes. The purpose here is to ensure that Petrobras meets the supply requirements of the thermoelectric market, when demand from the latter is higher than the system’s capacity is able to meet.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Thermoelectric Power Plants

- Commercial operations to be unveiled at the Jesus Soares Pereira Thermoelectric Power Plant (RN) with an installed capacity of 340 MW.
- Conclusion of the conversions to bi-fuel operations at the following Thermoelectric Power Plants: Sepé Tiaraju (Canoas-RS), Barbosa Lima Sobrinho (Eletrobolt-RJ) and Termoceará (CE). With an installed capacity of 161 MW, 386 MW and 220 MW respectively.

Biodiesel

- Inauguration of biodiesel production plants at Quixadá (CE), which will operate on a raw material mix of vegetable oils from soybeans, and castor bean and sunflower seeds, Candeias (BA), using soybeans, oil palm, and castor bean and peanut oils and Montes Claros (MG), where the raw materials will be oils from soybeans, castor bean and sunflower seeds and peanuts.
Each plant will have a capacity to produce up to 57 million liters of biodiesel/year.

DISTRIBUTION

About R$ 691 million in direct investments will be made in the distribution segment, of which R$ 572 million will be allocated to BR Distribuidora and R$ 119 million to Liquigás Distribuidora.

The resources allocated to BR are to be largely concentrated on the expansion and modernization of the company’s service station network, in the support of industrial and commercial customers, in safety, environmental and health programs, and logistics and operations.

The investments are designed to ensure leadership in the distribution of oil products and biofuels in the Brazilian market and the maximization of market share on a profitable basis. In addition, the company will seek to increase the number of consumers and the network of service stations, both through organic means as well as the incorporation of assets.

The highlight of investments at Liquigás is the Rio Project on which about R$ 35.5 million will be expended during the course of 2008. In general, this project envisages the construction of an operations center and the acquisition of bottled gas cylinders and vehicles in the state of Rio de Janeiro, the third largest LPG consumer market in Brazil. The purpose is to increase Liquigás’ market share through the introduction of innovative processes and practices.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

INTERNATIONAL OPERATIONS

Petrobras envisages investing US$ 3.2 billion in its international operations - 32% in the United States, 30% in Latin America, 19% in Africa and 19% in the remaining countries. Priority is to be given to the Exploration and Production segment in which about 66% of the total will be invested, followed by the Refinery segment, with a further 27%.

The main focus of the Company’s international investments next year will be the United States. In addition to substantial investments in exploration and production in the Gulf of Mexico, funding will be dedicated to the expansion of the Pasadena refinery in Texas.

Petrobras will continue to have an important presence in Latin America, where US$ 960 million will be invested in the consolidation of its various businesses in the areas of exploration and production, refining, distribution and gas and energy.

The increase on various operational fronts and the diversification of the international area’s portfolio are both aimed at providing greater sustainability for the Company’s overseas investments as envisaged in the Strategic Plan 2020. Petrobras is currently present in businesses in more than 20 countries, principal among which are Angola, Argentina, Bolivia, Colombia, Ecuador, the United States, Iran, Libya, Mexico, Mozambique, Nigeria, Paraguay, Peru, Uruguay, Tanzania, Turkey and Venezuela.

The Strategic Plan 2020 anticipates robust overseas growth. In the light of this and to reach the highest standards of competitiveness and profitability, the Company is implementing the International Integration Processes Program – Proani. Pronai aims to generate a blanket management model for its overseas activities, aligned with the corporation overall, as well as increasing the operational velocity for concluding business, sharing information and developing human capital. Following the first phase of implementation – at the Argentine unit in July 2007 - this program is to be extended to all other overseas units.

Investments will proceed for the opening of new business fronts in the areas of health, the environment and occupational safety, the integration of practices and processes, in information and telecommunications technology and in the enhancement of the brand name, among others.

RESEARCH AND DEVELOPMENT

Petrobras will invest about R$ 1.6 billion in research and development, a growth of R$ 100 million compared with 2007.

Exploration and Production

- Major efforts will be taken to develop complementary technologies necessary for implementing the appropriation of reserves and the development of production from the new geological pre-salt frontier.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Gas and Energy

- In 2008, the Company will continue to focus its investments on the bio-fuels production area to consolidate bio-diesel production technology and the basic project for the first industrial unit. The Company expects to see a significant increase in ethanol production per hectare of planted sugar cane thanks to progress in tests at the pilot plant for developing ethanol production technology from biomass residue.

- Petrobras will also be dedicating continuing research into the production of high performance clean sulfur/aromatics-free diesel technology from biomass. This diesel fuel, totally vegetable oil-based, enables the use of waste from the alcohol industry (straw, bagasse), from castor oil beans, cashew nuts and similar, known as second generation biofuels. A pilot plant is scheduled to come on stream in early 2009.

- In the environmental area, Petrobras will begin work on its first carbon sequestration project through the geological capture and storage of CO2 at a site in the Recôncavo Baiano region. This technology will make a contribution to the mitigation of climate change.

- Investments will also go to projects for the development of innovative technologies for the transportation of associated gas produced together with oil at Petrobras platforms.

DOWNSTREAM

- The use of HBIO technology (production of diesel oil from vegetable oil processing) will be extended to the REDUC (RJ), REVAP (SP) and RPBC (SP) refineries. Tests will also be carried out on the use of vegetable oils from origins other then soybean oil currently employed.

- In June 2008, operations will start at the CENPES/LUBNOR Experimental Center for biofuels in Ceará, allowing Petrobras to make its debut in the new market for basic bio-lubricants made from vegetable oils.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.